# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hennessy Capital Investment Corp. VII, CIK 0001846416
CUSIP: G4405D107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada (NV), 89448
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-001962
Filed by CIK 0001848800

## Reporting persons
- North Rock Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lighthouse Investment Partners, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Hennessy Capital Investment Corp. VII
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448

## Item 2. Person Filing
Name of person filing:
North Rock Capital Management, LLC

Lighthouse Investment Partners, LLC

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by a business unit (the "Reporting Business Unit") of Lighthouse Investment Partners, LLC ("Lighthouse") and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units of Lighthouse whose beneficial ownership of securities are disaggregated from that of the Reporting Business Unit in accordance with such release.
Address of principal business office or, if none, residence:
North Rock Capital Management, LLC: 3801 PGA Blvd. Suite 604, Palm Beach, Florida, 33410

Lighthouse Investment Partners, LLC: 3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410
Citizenship:
North Rock Capital Management, LLC: Delaware

Lighthouse Investment Partners, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
0

The Class A ordinary shares of the issuer are held by one or more private funds which are managed by North Rock Capital Management, LLC a Delaware limited liability company of which Lighthouse is the managing member. North Rock has delegated to certain subadvisers sole investment and/or voting discretion with respect to certain of the securities reported herein, and such securities may also be reported in the Forms 13F filed by one or more of such subadvisers.
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- North Rock Capital Management, LLC: Joe Eggleton, Joe Eggleton/Chief Financial Officer (10/28/2026)
- Lighthouse Investment Partners, LLC: Robert P. Swan, Robert P. Swan/Vice President (10/28/2026)